December 15, 2020
Mr. Christopher R. Bellacicco
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
Swan Hedged Equity US Large Cap ETF (the “Fund”)
File Nos. 333-215588 and 811-23226
Dear Mr. Bellacicco:
This correspondence responds to the additional comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to the Trust’s correspondence filed on December 8, 2020 (SEC Accession No. 0000894189-20-009478) (the “Response Letter”). The Response Letter provided the Trust’s responses to the Staff’s comments regarding Post-Effective Amendment No. 65 to the Trust’s Registration Statement on Form N-1A filed October 2, 2020 (SEC Accession No. 0000894189-20-008187) (the “Amendment”).
For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Comment 1.    With respect to the disclosure referenced in the Staff’s Comment 3 in the Response Letter, please include disclosure to clarify that the Fund will focus its investments in the US large-cap equity market.
Response:    The Fund undertakes to make the following revision:
“The Fund seeks to provide risk-managed growth of capital by matching or exceeding the long-term performance of the US large-cap equity market by minimizing large declines typically experienced during bear markets.”
Comment 2.    With respect to the Staff’s Comment 9 in the Response Letter, please confirm supplementally that the Fund will include a description of its primary benchmark, when such benchmark is included in the Fund’s reports.
Response:    The Fund undertakes to include a description of its primary benchmark in applicable reports.

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If you have any questions regarding the above response, please do not hesitate to contact Alia Vasquez at alia.vasquez@usbank.com.

Sincerely,

/s/ Kent P. Barnes
Kent P. Barnes
Secretary
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